EXCELLENCE

07025674

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN.451/2007

July 19, 2007

SEC MAIL PROCESSING
RECEIVED
JUL 20 2007
WASH. D.C.
161
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
July 20, 07

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

dlw 8/3

ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA.048/2007

19 July 2007

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statement

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ended 30 June 2007 in SET Smart compared with various time interval of financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)

President

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Summary statement of assets and liabilities [1/]

As of 30 June 2007

Assets	Baht	Liabilities	Baht
Cash	19,666,985,434.80	Deposits	764,626,159,354.32
Interbank and money market items	105,962,463,660.29	Interbank and money market items	16,150,163,261.97
Securities purchased under resale agreements	6,000,000,000.00	Liabilities payable on demand	8,845,378,701.16
Investment in securities, net	100,120,442,992.00	Securities sold under repurchase agreements	-
(with obligations Baht 6,933,213,517.87)		Borrowings	52,864,174,749.33
Credit advances (net of allowance for doubtful accounts)	670,638,791,416.93	Bank's liabilities under acceptance	1,536,317,033.99
Accrued interest receivables	1,594,989,079.48	Other liabilities	24,090,389,476.54
Properties foreclosed	11,141,369,914.82	Total Liabilities	868,112,582,577.31
Customers' liabilities under acceptance	1,536,317,033.99		
Premises and equipment, net	22,753,264,059.03	Shareholders' equity	
Other assets	23,641,977,635.51	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,876,124,610.00
		Reserves and net profit after appropriation	51,804,484,582.30
		Other reserves and profit and loss account	19,263,409,457.24
		Total shareholders' equity	94,944,018,649.54
Total Assets	963,056,601,226.85	Total Liabilities and Shareholders' equity	963,056,601,226.85
Customers' liabilities under unmatured bills	5,995,652,355.51	Bank's liabilities under unmatured bills	5,995,652,355.51
Total	969,052,253,582.36	Total	969,052,253,582.36

	Baht
Non-Performing Loans [2/] (net) as of 30 June 2007 (Quarterly)	20,816,406,346.17
(3.05% of total loans after allowance for doubtful accounts of Non – Performing Loans)	
Required provisioning for loan loss as of 30 June 2007 (Quarterly)	23,349,732,374.15
Actual allowance for doubtful accounts	29,011,827,551.91
Loan to related parties	22,512,452,915.26
Loans to related asset management companies	5,680,000,000.00
Loans to related parties due to debt restructuring	1,059,667,433.93
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 capital, permitted by the Bank of Thailand	-
Legal capital fund	104,752,727,273.63
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, Section	-
Significant contingent liabilities	
Avals on bills and guarantees of loans	796,929,530.45
Letter of credit	20,443,120,658.64

[1/] This summary statement has not been reviewed or audited by Certified Public Accountant

[2/] Non – Performing Loans (gross) as of 30 June 2007 (Quarterly) 39,862,197,335.13

(5.69% of total loans before allowance for doubtful accounts)

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2007	31 March 2007	Change	31 December 2006	30 June 2007	31 March 2007	Change	31 December 2006 (Restated)
ASSETS								
Cash	19,667,895	17,849,053	1,818,842	18,410,830	19,666,985	17,848,464	1,818,521	18,410,307
Interbank and money market items								
Domestic items								
Interest bearing	1,104,079	1,594,986	(490,907)	1,375,214	1,098,467	1,614,364	(515,897)	1,321,941
Non-interest bearing	3,243,532	3,344,482	(100,950)	1,734,958	3,308,193	3,388,744	(80,551)	1,825,247
Foreign items								
Interest bearing	100,485,897	76,827,447	23,658,450	79,098,887	100,485,897	76,827,447	23,658,450	79,098,887
Non-interest bearing	1,069,906	410,408	659,498	632,914	1,069,906	410,408	659,498	632,914
Total interbank and money market items-net	105,903,414	82,177,323	23,726,091	82,841,973	105,962,463	82,240,963	23,721,500	82,878,989
Securities purchased under resale agreements	6,000,000	11,700,000	(5,700,000)	22,200,000	6,000,000	11,700,000	(5,700,000)	22,200,000
Investments								
Current investments-net	51,364,316	63,889,855	(12,525,539)	51,338,397	51,028,645	63,556,022	(12,527,377)	51,022,673
Long-term investments-net	40,425,311	45,510,211	(5,084,900)	50,165,759	39,834,339	44,847,553	(5,013,214)	49,298,641
Investment in subsidiaries & associated companies-net	513,864	541,155	(27,291)	482,468	9,257,459	9,740,599	(483,140)	9,740,599
Total investments-net	92,303,491	109,941,221	(17,637,730)	101,986,624	100,120,443	118,144,174	(18,023,731)	110,061,913
Loans and accrued interest receivables								
Loans	703,418,411	685,055,395	18,363,016	677,206,709	699,639,102	681,130,829	18,508,273	673,336,007
Accrued interest receivables	1,774,118	1,819,331	(45,213)	1,812,525	1,594,989	1,634,364	(39,375)	1,628,509
Total loans and accrued interest receivables	705,192,529	686,874,726	18,317,803	679,019,234	701,234,091	682,765,193	18,468,898	674,964,516
Less Allowance for doubtful accounts	(32,020,720)	(32,121,300)	100,580	(31,703,047)	(27,659,489)	(27,488,839)	(170,650)	(26,712,346)
Less Revaluation allowance for debt restructuring	(1,349,228)	(1,150,608)	(198,620)	(1,289,861)	(1,340,821)	(1,129,248)	(211,573)	(1,259,160)
Total loans and accrued interest receivables-net	671,822,581	653,602,818	18,219,763	646,026,326	672,233,781	654,147,106	18,086,675	646,993,010
Properties foreclosed-net	15,372,099	15,939,628	(567,529)	16,495,561	11,141,370	11,425,639	(284,269)	11,639,583
Customers' liability under acceptance	1,536,317	539,696	996,621	525,175	1,536,317	539,696	996,621	525,175
Premises and equipment-net	23,226,760	22,733,134	493,626	22,292,665	22,753,264	22,314,197	439,067	22,003,602
Intangible assets-net	5,932,953	5,859,373	73,580	5,318,302	4,659,474	4,389,790	269,684	3,971,149
Derivative revaluation	11,883,335	13,111,256	(1,227,921)	9,827,153	11,883,335	13,111,256	(1,227,921)	9,827,153
Other assets-net	8,983,053	8,473,785	509,268	9,584,138	7,099,169	6,886,098	213,071	8,359,597
Total Assets	962,631,898	941,927,287	20,704,611	935,508,747	963,056,601	942,747,383	20,309,218	936,870,478

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2007	31 March 2007	Change	31 December 2006	30 June 2007	31 March 2007	Change	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY								
Deposits								
Deposits in baht	759,330,524	768,659,101	[illegible]328,577)	744,877,039	759,808,862	769,475,613	(9,666,751)	745,945,154
Deposits in foreign currencies	4,817,297	4,895,666	(78,369)	6,027,045	4,817,297	4,895,666	(78,369)	6,027,045
Total deposits	764,147,821	773,554,767	(9,406,[illegible])	750,904,084	764,626,159	774,371,279	(9,[illegible]5,120)	751,972,199
Interbank and money market items								
Domestic items								
Interest bearing	13,318,095	12,191,345	1,126,750	14,860,644	13,688,251	12,566,127	1,122,[illegible]	15,254,911
Non-interest bearing	1,709,747	1,658,115	51,63[illegible]	1,611,006	1,711,292	1,661,056	50,[illegible]	1,613,578
Foreign items								
Interest bearing	521,076	965,657	(444,581)	523,464	521,076	965,657	(443,581)	523,464
Non-interest bearing	229,544	107,328	122,216	694,380	229,544	107,328	122,216	694,380
Total interbank and money market items	15,778,462	14,922,445	[illegible],017	17,689,494	16,150,163	15,300,168	[illegible]995	18,086,333
Liability payable on demand	8,845,379	5,699,650	3,145,729	6,757,266	8,845,379	5,699,650	3,145,729	6,757,266
Borrowings								
Short-term borrowings	33,868,287	7,279,207	26,589,080	26,619,531	33,935,274	7,442,890	26,492,[illegible]	26,807,900
Long-term borrowings	18,928,951	19,025,119	(96,168)	19,173,953	18,928,951	19,025,119	(96,[illegible])	19,173,953
Total borrowings	52,797,238	26,304,326	26,4[illegible]12	45,793,484	52,864,175	26,468,009	26,[illegible]166	45,981,853
Bank's liability under acceptance	1,536,317	539,696	996,621	525,175	1,536,317	539,696	[illegible]621	525,175
Derivative revaluation	7,958,455	8,379,091	(420,636)	6,611,065	7,958,455	8,379,091	(420,636)	6,611,065
Other liabilities	16,792,860	18,681,206	[illegible]	18,989,860	16,131,935	18,018,667	[illegible]886,73[illegible]	18,518,565
Total Liabilities	867,856,532	848,081,181	19,7[illegible]351	847,270,428	868,112,583	848,776,560	19,336,023	848,452,456

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 June 2007	31 March 2007	Change	31 December 2006	30 June 2007	31 March 2007	Change	31 December 2006 (Restated)
Shareholders' equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares, Baht 10 per value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and fully paid-up share capital								
2,387,612,461 ordinary shares, Baht 10 per value	23,876,125				23,876,125			
2,386,608,125 ordinary shares, Baht 10 per value		23,866,081	10,044			23,866,081	10,044	
2,382,147,733 ordinary shares, Baht 10 per value				23,821,477				23,821,477
Premium on ordinary shares	18,002,467	17,984,570	17,897	17,903,743	18,002,467	17,984,570	17,897	17,903,743
Appraisal surplus on asset revaluation	9,809,473	9,848,462	(38,989)	9,883,085	9,809,473	9,848,462	(38,989)	9,883,085
Revaluation surplus (deficit) on investments	1,240,441	1,413,909	(173,468)	(156,538)	1,239,697	1,413,272	(173,575)	(159,690)
Retained earning								
Appropriated								
Legal reserve	2,160,000	2,160,000	-	2,160,000	2,160,000	2,160,000	-	2,160,000
Unappropriated	39,686,810	38,573,043	1,113,767	34,626,533	39,856,256	38,698,438	1,157,818	34,809,407
	94,775,316	93,846,065	929,251	88,238,300	94,944,018	93,970,823	973,195	88,418,022
Minority interests	50	41	9	19	-	-	-	-
Total Shareholders' equity	94,775,366	93,846,106	929,260	88,238,319	94,944,018	93,970,823	[illegible]	88,418,022
Total Liabilities and Shareholders' equity	962,631,898	941,927,287	20,704,611	935,508,747	963,056,601	942,747,383	[illegible]	936,870,478
Off-balance sheet items-contingency								
Avals on bills and guarantees of loans	796,930	777,674	19,256	639,151	796,930	777,674	19,256	639,151
Liability under unmatured import bills	5,995,652	4,985,545	1,010,107	5,162,801	5,995,652	4,985,545	1,010,107	5,162,801
Letters of credit	20,443,121	19,524,576	918,545	19,200,000	20,443,121	19,524,576	918,545	19,200,000
Other contingencies	1,368,146,440	1,171,297,998	196,848,442	1,125,293,704	1,367,936,493	1,171,094,058	[illegible]	1,125,098,631

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q2/07	Q1/07	Change	Q2/06	Q2/07	Q1/07	Change	Q2/06 (Restated)
Interest and dividend income								
Loans	11,425,425	11,582,656	(157,231)	10,445,697	11,591,599	11,710,448	[illegible]	10,409,447
Interbank and money market items	947,260	1,054,527	[illegible]	1,208,070	956,543	1,059,609	[illegible]	1,206,760
Hire purchase and financial lease	263,523	214,525	[illegible]	99,851	-	-	-	-
Investments	1,224,317	1,259,611	(35,294)	1,084,604	1,493,069	1,399,441	93,628	1,366,184
Total interest and dividend income	13,860,525	14,111,319	[illegible]	12,838,222	14,041,211	14,169,498	(128,287)	12,982,391
Interest expenses								
Deposits	4,392,243	4,803,403	(411,160)	3,459,771	4,407,155	4,814,246	[illegible]	3,441,527
Interbank and money market items	51,376	62,313	(10,937)	213,285	55,770	67,225	[illegible]	217,549
Short-term borrowings	97,897	165,882	[illegible]	108,164	101,590	171,205	(69,615)	127,050
Long-term borrowings	253,536	256,287	(2,751)	268,284	253,536	256,287	[illegible]	268,284
Total interest expenses	4,795,052	5,287,885	[illegible]	4,049,504	4,818,051	5,308,963	[illegible]	4,054,410
Net income from interest and dividend	9,065,473	8,823,434	[illegible]	8,788,718	9,223,160	8,860,535	[illegible]	8,927,981
Bad debt and doubtful accounts	1,001,506	928,905	[illegible]	758,076	1,006,142	956,869	49,273	842,944
Loss on debt restructuring	319,541	76,621	242,920	556,073	293,237	68,177	[illegible]	447,285
Net income from interest and dividend after of bad debt and doubtful accounts and loss on debt restructuring	7,744,426	7,817,908	(73,482)	7,474,569	7,923,781	7,835,489	88,292	7,637,752
Non-interest income								
Gain on investment s	585,220	400,396	184,824	61,117	530,237	390,835	[illegible]	74,534
Share of profit from investments on equity method *	37,410	36,928	482	44,123	-	-	-	-
Fees and service income								
Acceptance, aval and guarantees	244,549	224,691	19,858	192,011	244,549	224,691	19,858	192,011
Others	3,049,286	2,662,953	[illegible]	2,345,302	2,672,778	2,408,934	[illegible]	2,094,214
Gain on exchange	617,696	609,791	[illegible]	409,526	617,696	609,791	[illegible]	409,526
Other income	230,978	270,352	[illegible]	304,759	181,679	177,356	4,323	293,642
Total non-interest income	4,765,139	4,205,111	560,028	3,356,838	4,246,939	3,811,607	435,332	3,063,927
Non-interest expenses								
Personnel expenses	2,270,492	2,114,704	[illegible]	1,818,542	2,111,701	1,963,860	[illegible]	1,686,057
Premises and equipment expenses	1,588,173	1,387,076	201,097	1,261,376	1,532,137	1,343,184	[illegible]	1,222,131
Taxes and duties	607,990	594,904	13,086	550,165	594,834	581,733	[illegible]	530,269
Fees and service expenses	769,488	656,389	113,099	758,606	740,771	630,393	110,378	726,633
Directors' remuneration	35,679	13,872	21,807	35,824	34,179	12,372	21,807	34,324
Contribution to Financial Institutions Development Fund	754,922	754,922	-	695,268	754,922	754,922	-	695,268
Other expenses	1,027,856	973,712	[illegible]	839,570	961,051	888,565	[illegible]	749,220
Total non-interest expenses	7,054,600	6,495,579	559,021	5,959,351	6,729,595	6,175,029	[illegible]	5,643,902
Income before income tax	5,454,965	5,527,440	[illegible]	4,872,056	5,441,125	5,472,067	(30,942)	5,057,777
Income tax expenses	1,367,279	1,650,645	[illegible]	1,327,158	1,333,082	1,617,659	[illegible]	1,293,825
Net income before minority interest	4,087,686	3,876,795	210,891	3,544,898	4,108,043	3,854,408	253,635	3,763,952
Income of minority interest	(4)	-	(4)	(19)	-	-	-	-
Net income	4,087,682	3,876,795	[illegible]	3,544,879	4,108,043	3,854,408	[illegible]	3,763,952
Basic earnings per share (Baht)	1.71	1.62	0.09	1.49	1.72	1.62	0.10	1.58
Number of the weighted average number of ordinary shares ('000)	2,387,502	2,386,113	[illegible]	2,381,536	2,387,502	2,386,113	1,389	2,381,536

* The Bank changed to record its investments in subsidiary companies and associated companies for the Bank 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statements have been restated to conform with the presentation in the financial statements for the quarter ended 30 June 2007.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the six - month periods ended 30 June 2007 and 2006

	Consolidated (Thousand Baht)			The Bank (Thousand Baht)		
	2007	2006	Change	2007	2006 (Restated)	Change
Interest and dividend income						
Loans	23,008,081	19,816,030	3,192,051	23,302,047	19,797,212	3,304,835
Interbank and money market items	2,001,787	2,101,628	(99,841)	2,016,152	2,099,048	(82,896)
Hire purchase and financial lease	478,049	158,244	319,805	-	-	-
Investments	2,483,928	2,085,937	397,991	2,892,510	2,366,244	526,266
Total interest and dividend income	27,971,845	24,161,839	3,810,006	28,210,709	24,262,504	3,948,205
Interest expenses						
Deposits	9,195,646	5,865,343	3,330,303	9,221,401	5,866,173	3,355,228
Interbank and money market items	113,688	313,459	(199,771)	122,995	321,323	(198,328)
Short-term borrowings	263,780	231,942	31,838	272,795	231,942	40,853
Long-term borrowings	509,823	540,407	(30,584)	509,823	540,407	(30,584)
Total interest expenses	10,082,937	6,951,151	3,131,786	10,127,014	6,959,845	3,167,169
Net income from interest and dividend	17,888,908	17,210,688	678,220	18,083,695	17,302,659	781,036
Bad debt and doubtful accounts	1,930,412	1,248,749	681,663	1,963,011	1,503,125	459,886
Loss on debt restructuring	396,162	1,115,824	(719,662)	361,414	897,148	(535,734)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	15,562,334	14,846,115	716,219	15,759,270	14,902,386	856,884
Non-interest income						
Gain on investments	985,616	164,942	820,674	921,072	162,160	758,912
Share of profit from investments on equity method *	74,338	64,998	9,340	-	-	-
Fees and service income						
Acceptance, aval and guarantees	469,240	382,474	86,766	469,240	382,474	86,766
Others	5,712,238	4,542,251	1,169,987	5,081,713	4,027,887	1,053,826
Gain on exchanges	1,227,487	698,626	528,861	1,227,487	698,626	528,861
Other income	501,330	607,157	(105,827)	359,035	526,244	(167,209)
Total non-interest income	8,970,249	6,460,448	2,509,801	8,058,547	5,797,391	2,261,156
Non-interest expenses						
Personnel expenses	4,385,196	3,724,267	660,929	4,075,561	3,451,256	624,305
Premises and equipment expenses	2,975,249	2,412,637	562,612	2,875,321	2,337,468	537,853
Taxes and duties	1,202,894	1,046,254	156,640	1,176,567	1,011,172	165,395
Fees and service expenses	1,425,876	1,342,029	83,847	1,371,164	1,270,825	100,339
Directors' remuneration	49,551	49,363	188	46,551	46,323	228
Contribution to Financial Institutions Development Fund	1,509,845	1,390,536	119,309	1,509,845	1,390,536	119,309
Other expenses	2,001,568	1,458,549	543,019	1,849,616	1,301,088	548,528
Total non-interest expenses	13,550,179	11,423,635	2,126,544	12,904,625	10,808,668	2,095,957
Income before income tax	10,982,404	9,882,928	1,099,476	10,913,192	9,891,109	1,022,083
Income tax expense	3,017,923	2,724,363	293,560	2,950,741	2,650,697	300,044
Net income before minority interest	7,964,481	7,158,565	805,916	7,962,451	7,240,412	722,039
Income of minority interest	(4)	1,420	(1,424)	-	-	-
Net income	7,964,477	7,159,985	804,492	7,962,451	7,240,412	722,039
Basic earnings per share (Baht)	3.34	3.01	0.33	3.34	3.04	0.30
Number of the weighted average number of ordinary shares ('000)	2,386,811	2,380,927	5,884	2,386,811	2,380,927	5,884

* The Bank changed to record its investments in subsidiary companies and associated companies for the Bank 2007 financial statements from equity method to cost method since 1 January 2007. Certain accounts in the comparative financial statements have been restated to conform with the presentation in the financial statements for the six – month periods.

ธนาคารกสิกรไทย
KASIKORNBANK

Data of Consolidated

Million Baht

	30 June 07	31 Mar 07
Total Assets	962,632	941,927
NPL (net)	24,427	25,692
Total Capital funds ratio	14.50%	14.43%
ROA	1.72%	1.65%

Interest Rate	30 June 07	31 Mar 07
MOR	7.25%	7.75%
Saving	0.75%	0.75%
Fixed 6 months	2.25%	3.25%
Fixed 24 months	2.50%	3.50%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum lending rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income

Million Baht

	Q2/07	Q1/07	Change
Total interest and dividend income	13,861	14,111	(250)
Total interest expenses	4,795	5,288	(493)
Net income from interest and dividend	9,066	8,823	243
Bad debt and doubtful accounts	1,002	929	73
Loss on debt restructuring	320	76	244
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	7,744	7,818	(74)
Total non-interest income	4,765	4,205	560
Total non-interest expenses	7,054	6,495	559
Income before income tax	5,455	5,528	(73)
Income tax expenses	1,367	1,651	(284)
Net income	4,088	3,877	211

In the second quarter of 2007, the Bank and its subsidiaries recorded net operating income amounting to Baht 4,088 Million, increasing from the preceding quarter by Baht 211 Million or 5.44%. The items having significant changes are as follows:

- **Total interest and dividend income,** down by Baht 250 Million or 1.77% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q2/07	Q1/07	Change
Loans	11,426	11,583	(157)
Interbank and money market items	947	1,054	(107)
Hire purchase and financial lease	264	214	50
Investments	1,224	1,260	(36)
Total	13,861	14,111	(250)

- Interest income from loans decreased by Baht 157 Million in this quarter, because the Bank reduced its lending rates by 0.50%.

- **Interest expenses** dropped from the previous quarter by Baht 493 Million or 9.32%, due largely to a drop in interest expenses from deposits amounting to Baht 412 Million, or 8.58%

Million Baht

Interest expenses	Q2/07	Q1/07	Change
Deposits	4,392	4,804	(412)
Interbank and money market items	51	62	(11)
Short-term borrowings	98	166	(68)
Long-term borrowings	254	256	(2)
Total	4,795	5,288	(493)

- **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q2/07	Q1/07	Change
The Bank-only			
>> addition in this quarter	1,299	1,025	274
>>compensate for loss on debt restructuring	(292)	(68)	(224)
Subsidiaries			
>> decrease in this quarter	(5)	(28)	23
Total	1,002	929	73

- **Non-interest income**, up by Baht 560 Million or 13.32% from the preceding quarter. The items having significant changes are as follows:

Million Baht

Non-interest income	Q2/07	Q1/07	Change
Gain on investments	585	400	185
Share of profit from investments on equity method	32	37	-
Fees and service income	3,294	2,888	406
Gain on exchange	618	610	8
Other income	231	270	(39)
Total	4,765	4,205	560

- **Gain on investments**, up by Baht 185 Million or 46.25% from the preceding quarter due mainly to profits from sales of investments during the quarter.

- **Fees and service income**, up by Baht 406 Million or 14.06% from the preceding quarter due mainly to credit card fees, fees received from bancassurance and under writing fees.

- **The results of operation of the bank's subsidiary and associated companies.**

Million Baht

Profit (loss)	Q2/07	Q1/07
Phethai - AMC	22	(10)
Other associates and subsidiaries	258	217
Total	280	207

- **Total non-interest expenses**, up by the preceding quarter by Baht 559 Million or 8.61% are as follows:

Million Baht

Non-interest expenses	Q2/07	Q1/07	Change
Personnel expenses	2,270	2,115	155
Premises and equipment expenses	1,588	1,387	201
Taxes and duties	608	595	13
Fee and service expenses	769	656	113
Directors' remuneration	36	14	22
Contributions to FIDF	755	755	-
Other expenses	1,028	973	55
Total	7,054	6,495	559

- **Personnel expenses**, up by Baht 155 Million or 7.33% from the preceding quarter due mainly to the increase in number of employee to support the expansion of KASIKORNBANK Group business.

- **Premises and equipment expenses**, up by Baht 201 Million or 14.49% from the preceding quarter due mainly to the higher number of marketing channels by branches as a result of the Bank's strategic projects.

Consolidated Balance Sheets

Million Baht

	30 Jun 07	31 Mar 07	Change
Total Assets	962,632	941,927	20,705
Total Liabilities	867,857	848,081	19,776
Total Shareholders' equity	94,775	93,846	929

>> Assets

Million Baht

	30 Jun 07	31 Mar 07	Change
Total Assets	962,632	941,927	20,705
▪ Interbank and money market items	105,903	82,177	23,726
▪ Securities purchased under resale agreements	6,000	11,700	(5,700)
▪ Investment-net	92,303	109,941	(17,638)
▪ Loans and accrued interest receivables-net	671,823	653,603	17,901

The items of **Total Assets** having significant changes are as follows:

- **Interbank and money market items on assets**, up by Baht 23,726 Million or 28.87% **Investment in the bond repurchase market with the Bank of Thailand**, down by Baht 5,700 Million or 48.72% and **Investments-net**, down by Baht 17,638 Million or 16.04% due mainly to the decrease in the liquidity of the Bank as well as the extension of loan volume.

Million Baht

Investments	30 Jun 07	31 Mar 07	Change
Debt securities	87,670	105,361	(17,691)
Equity securities	4,633	4,580	53
Total	92,303	109,941	(17,638)

- **Loans, Interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Jun 07	31 Mar 07	Change
Loans	703,419	685,056	18,363
• Restructured loans	60,563	60,312	251
-Performing Restructured loans	37,460	35,685	1,775
- Non- performing Restructured loans [1]	23,103	24,627	(1,524)
• Non- restructured loans	642,856	624,744	18,112
Interest receivables	1,774	1,819	(45)
Total loans and interest receivables	705,193	686,875	18,318
Less Allowance for doubtful accounts	(32,021)	(32,121)	100
Revaluation allowance for debt restructuring	(1,349)	(1,151)	(198)
Total loans and interest receivables-net	671,823	653,603	18,220

- **Loans**, up by Baht 18,363 Million or 2.68% due mainly to an increase of new loans (after repayment) amounted to Baht 19,485 Million while loan written off amounted to Baht 1,122 Million in this quarter.

[1] as part of NPL

ธนาคารกสิกรไทย
KASIKORNBANK

- **Classified Loans**

Million Baht

	Consolidated							
	30 Jun 2007				31 Mar 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	647,716	287,644	1	2,876	627,777	327,717	1	3,325
Special mention	9,167	2,977	2	69	8,972	2,542	2	51
Sub standard	7,662	3,880	100	3,880	9,180	4,232	100	4,232
Doubtful	10,628	3,933	100	3,933	9,929	3,664	100	3,664
Doubtful of loss	29,581	14,479	100	[illegible]479	30,568	14,869	100	14,869
Total	704,754	312,913		[illegible]235	686,426	353,024		26,141
Revaluation allowance for debt restructuring				1,349				1,150
Total				26,588				27,291
Allowance established in excess of BOT regulations for NPLs and Normal loans				6,784				5,981
Kasikorn Securities Public Co., Ltd.	439			[illegible]	449			-
Total	705,193			33,3[illegible]	686,875			33,272

Million Baht

	The Bank							
	30 Jun 2007				31 Mar 2007			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculction the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculction the provisions	Total provision
Pass	652,551	309,035	1	3,09[illegible]	633,047	349,713	1	3,497
Special mention	8,432	2,899	2	[illegible]	7,946	2,358	2	47
Sub standard	7,597	3,870	100	3,870	9,134	4,221	100	4,221
Doubtful	10,594	3,920	100	3,920	9,895	3,650	100	3,650
Doubtful of loss	22,060	11,059	100	11,059	22,743	11,284	100	11,284
Total	701,234	330,783		21,907	682,765	371,226		22,699
Revaluation allowance for debt restructuring				[illegible]				1,129
Total				[illegible]338				23,828
Allowance established in excess of BOT regulations for NPLs and Normal loans				5,66[illegible]				4,790
Total				[illegible],003				28,618

>> Liabilities and Shareholders' equity

Million Baht

	30 Jun 07	31 Mar 07	Change
Total Liabilities	867,857	848,081	19,776
▪ Deposits	764,148	773,555	(9,407)
▪ Liability payable on demand	8,845	5,700	3,145
▪ Short-term borrowings	33,868	7,279	26,589
Shareholders' equity	94,775	93,846	929

The items of **Total Liabilities** and **shareholders' equity** having significant changes are as follows:

- **Deposits**, down from the preceding quarter by Baht 9,407 Million or 1.22% due mainly to a drop in fixed deposits. **Short-term borrowings**, up from the preceding quarter by Baht 26,589 Million or 365.28% due mainly to issuing of short – term debentures in order to get more flexibility and variety of funding structure management as well as to provide more alternatives in investments for the public.

Million Baht

Type of deposits	30 Jun 07	31 Mar 07	Change
Current	39,830	48,607	(8,777)
Saving	349,769	340,495	9,274
Fixed 3 months	196,290	193,712	2,578
Fixed 6 – 11 months	84,328	106,853	(22,525)
Fixed 12 months and upward	93,931	83,888	10,043
Total	764,148	773,555	(9,407)

- **Shareholders' equity**, up by Baht 929 Million or 0.99% as a result of operational, income in amount of Baht 4,088 Million in this quarter.

>> Capital Funds

Million Baht

	30 Jun 07	31 Mar 07	Change
Tier 1*	75,681	72,063	3,618
Tier 2	29,016	29,441	(425)
Total Tier*	104,697	101,504	3,193
Risk weighted assets	721,893	703,190	18,582
Tier 1 capital ratio*	10.48%	10.25%	0.23%
Total capital ratio*	14.50%	14.43%	0.07%

* excluding net profit of each period.

ธนาคารกสิกรไทย
KASIKORNBANK

Additional Information

Investment, loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	30 Jun 07	31 Mar 07	31 Dec 06 (Restated)	30 Sep 06 (Restated)	30 Jun 06 (Restated)
Investments										
Debt instruments	87,670	103,361	97,217	95,788	73,910	[illegible]	105,048	96,743	95,251	73,363
▪ Government and state enterprise securities										
>> Trading investments	12,118	18,642	6,134	12,140	6,017	[illegible]	18,642	6,134	12,140	5,651
>> Available-for-sale investments	62,590	45,156	44,154	42,449	30,342	[illegible]	45,156	44,154	42,445	30,342
>> Held-to-maturity investments	4,301	10,407	11,135	11,660	11,719	[illegible]	10,094	10,650	11,123	11,538
▪ Private enterprise debt instruments										
>> Trading investments	923	925	493	1	-	923	925	493	1	-
>> Available-for-sale investments	827	843	1,436	1,553	1,742	627	842	1,436	1,553	1,741
>> Held-to-maturity investments	951	931	980	980	1,001	931	931	980	980	1,001
▪ Foreign debt instruments										
>> Available-for-sale investments	31,125	25,481	29,842	22,896	17,219	31,135	25,481	29,842	22,896	17,219
>> Held-to-maturity investments	2,545	2,977	3,063	4,109	7,871	2,245	2,977	3,063	4,109	7,871
Equity Securities	4,622	4,580	4,770	5,517	5,768	[illegible]	13,096	13,140	13,411	13,774
>> Trading investments	251	257	342	327	238	251	257	342	247	238
>> Available-for-sale investments	919	705	814	868	919	897	627	793	853	908
>> General investments	2,950	3,074	3,231	3,877	4,112	[illegible]	2,411	2,546	2,817	3,041
>>Investment in subsidiaries & associated companies	504	541	483	445	499	9,757	9,741	9,741	9,742	9,773
Total investments-net	92,309	109,941	101,987	101,305	81,678	[illegible]	118,144	110,062	108,410	89,323
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,123	1,001	5,976	1,483	2,520	[illegible]	387	4,558	1,214	2,074
Restructured loans	60,522	60,312	61,514	67,050	62,474	[illegible]	53,779	54,635	59,447	60,581
Non-performing loans net (NPL net) *	24,427	25,692	27,282	N/A	N/A	[illegible]	21,998	20,236	N/A	N/A
Total loans used for NPL net ratio calculation*	681,708	663,196	659,545	N/A	N/A	681,744	663,724	657,798	N/A	N/A
NPL net to total loans*(%)	[illegible]	3.87	4.14	N/A	N/A	3.05	3.31	3.18	N/A	N/A
Non-performing loans gross (NPL gross)	47,281	49,048	46,495	53,510	54,038	39,862	41,351	38,291	42,460	42,493
Total loans used for NPL gross ratio calculation	704,[illegible]	686,553	678,758	657,050	639,455	700,790	683,077	675,202	651,681	633,863
NPL gross to total loans (%)	[illegible]	7.14	6.85	8.11	8.45	5.69	6.05	5.67	6.52	6.70
Classified loans										
>> Pass	647,716	627,777	625,131	594,114	573,658	632,531	633,047	628,366	600,078	579,099
>> Special mention	9,787	8,972	8,469	7,781	8,082	8,439	7,946	7,917	7,331	7,780
>> Sub standard	7,602	9,180	7,777	7,788	7,755	7,587	9,134	7,723	7,727	7,708
>> Doubtful	10,825	9,929	10,298	12,230	11,711	10,475	9,845	10,263	12,199	11,678
>> Doubtful of loss	[illegible]	30,568	28,030	34,048	35,410	[illegible]	23,143	20,696	22,972	25,593
Total	704,754	686,426	678,705	655,981	636,622	[illegible]	683,765	674,965	650,317	630,728
Kasikorn Securities Public Co., Ltd.	439	449	315	-	-	-	-	-	-	-
Total	705,19[illegible]	686,875	679,020	655,981	636,622	701,254	682,765	674,965	650,317	630,728
Allowance for doubtful accounts	33,370	33,272	32,993	36,363	36,315	[illegible]	28,618	27,972	29,314	28,860
Allowance as required by BOT	26,580	27,291	25,051	24,132	23,497	[illegible]	23,828	21,828	19,289	18,416
Allowance to allowance as required by BOT(%)	[illegible]	121.92	128.62	150.27	153.89	[illegible]	120.10	128.15	151.97	156.71
Properties foreclosed-net										
Properties foreclosed	[illegible]	18,101	18,727	19,585	19,971	12,741	13,121	13,435	14,218	14,520
Less Allowance for impairment	(2,081)	(2,161)	(2,232)	(2,816)	(2,763)	(1,600)	(1,695)	(1,796)	(2,385)	(2,236)
Properties foreclosed-net	16,772	15,940	16,495	16,769	17,202	11,141	11,426	11,639	11,833	12,344
Deposits										
>> Current	49,830	48,607	41,560	37,931	33,397	[illegible]	48,770	41,897	37,155	32,469
>> Saving	349,769	340,493	345,358	322,150	339,040	350,101	340,789	345,609	322,339	339,370
>> Fixed 3 months	186,290	193,713	176,535	175,410	182,440	182,950	193,712	176,535	175,410	182,440
>> Fixed 6 - 11 months	84,328	106,853	106,406	120,333	72,454	84,312	107,272	104,826	120,392	72,414
>> Fixed 12 months and upward	93,[illegible]	83,888	81,126	74,406	54,810	97,947	83,858	81,126	74,406	54,810
Total deposits	764,[illegible]	773,555	750,985	730,209	687,164	763,636	774,371	752,063	730,700	687,603

* In the fourth quarter of 2006, the Bank is in accordance with BOT regulations regarding "Summary statement of assets and liabilities" dated 7 December 2006.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	%[1]					%[3]				
	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06
Capital funds ratio[2]										
Tier 1 capital ratio	[illegible]	10.25	10.46	11.17	10.47	[illegible]	11.76	11.41	11.65	11.62
Tier 2 capital ratio	4.02	4.18	4.29	4.92	5.03	[illegible]	4.19	4.29	4.92	5.03
Total Capital funds ratio	[illegible]	14.43	14.74	16.09	15.51	[illegible]	15.95	15.70	16.57	16.66

(1) Calculated from the financial statements of the Bank and included the risk assets of the Bank's subsidiaries asset management companies.

(2) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(3) Including net profit of each period be counted as the capital funds.

Additional Information

Financial Highlights – Consolidated financial statement

As of or for the quarter ended		30 Jun 07	31 Mar 07	%Change	31 Dec 06	30 Sep 06	30 Jun 06
Common share information:							
Per share (Baht)	- basic earnings	1.71	1.62	5.56	1.44	1.29	1.49
	- book value	[illegible]	39.32	0.94	37.04	35.70	34.61
Share price [1] (Baht)	- high	75.00	68.00	10.29	73.50	70.50	73.00
	- low	60.50	51.50	23.30	49.75	54.50	54.00
	- closing	74.00	65.00	13.85	61.50	67.00	59.00
Common shares outstanding	- average basic (thousand share)	2,388,502	2,386,113	0.06	2,382,125	2,381,898	2,381,536
	- end of quarter (thousand share)	2,387,612	2,386,608	0.04	2,382,147	2,381,961	2,381,579
Market capitalization (Million Baht)		[illegible]	155,130	13.89	146,502	159,590	140,513
Value measures:							
Price to book value ratio (PBV)		1.86	1.65	12.73	1.66	1.88	1.70
Operating results (Million Baht)							
Interest and dividend income		13,862	14,111	(1.77)	14,503	13,144	12,838
Interest expenses		4,795	5,288	(9.32)	5,614	4,631	4,049
Net income from interest and dividends		9,066	8,823	2.75	8,889	8,513	8,789
Bad debts and doubtful accounts [2]		1,322	1,005	31.54	1,590	1,458	1,314
Non-interest income		4,765	4,205	13.32	3,956	3,740	3,358
Non-interest expenses		7,058	6,495	8.61	7,762	6,377	5,961
Total income [3]		13,831	13,028	6.16	12,845	12,253	12,147
Net income		4,088	3,877	5.44	3,429	3,076	3,545
Operating measures:							
Net interest margin [4]		[illegible]	3.97%	0.06	4.05%	4.07%	4.26%
Efficiency ratio		51.03%	49.35%	1.15	60.43%	52.04%	49.07%
Return on average assets (ROA) [5]		[illegible]	1.65%	0.07	1.49%	1.40%	1.63%
Return on average equity (ROE) [6]		[illegible]	17.03%	0.31	15.83%	14.69%	17.25%
Number of employees		10,587	11,322	2.34	11,319	10,936	10,765
Balance sheet information (Million Baht)							
Loans		703,419	685,056	2.68	677,207	654,029	634,670
Allowance for doubtful accounts [2]		33,520	33,373	0.29	32,993	36,363	36,115
Non-performing loans net (NPL net)		24,487	25,692	(4.92)	27,282	N/A	N/A
Non-performing loans (NPL gross)		[illegible]	49,048	(3.60)	46,495	53,310	54,038
Total assets		962,632	941,927	2.20	935,509	908,459	844,568
Deposits		[illegible]	773,555	(1.22)	750,904	730,209	687,164
Total liabilities		[illegible]	848,081	2.33	847,271	823,414	762,139
Shareholders' equity [6]		94,775	93,846	0.99	88,238	85,045	82,429
Average assets		952,280	938,718	1.44	921,984	876,514	863,015
Average earning assets [7]		900,0[illegible]	888,370	1.31	878,401	836,126	875,981
Average shareholders' equity [8]		[illegible]	91,042	3.59	86,642	83,737	82,301
Risk weighted assets		[illegible]	703,190	2.64	687,638	643,974	628,055
Balance sheet quality measures:							
Loans to deposits ratio		[illegible]	88.56%	3.49	90.19%	89.57%	92.36%
Shareholders' equity to risk weighted assets		13.13%	13.35%	(0.21)	12.81%	13.21%	13.10%
Return on risk weighted assets [9]		2.28%	2.21%	0.07	1.99%	1.91%	2.25%
Tier 1 capital ratio		10.48%	10.25%	0.23	10.46%	11.17%	10.47%
Total capital ratio		[illegible]	14.43%	0.07	14.74%	16.09%	15.51%
NPL net to loans [7]		[illegible]	3.87%	(0.28)	4.14%	N/A	N/A
NPL gross to loans [8]		6.71%	7.14%	(0.43)	6.85%	8.11%	8.45%
Total allowance to loans		4.74%	4.86%	(0.12)	4.87%	5.54%	5.69%
Total allowance to NPL gross		70.58%	67.84%	2.74	70.96%	68.02%	66.83%
NPL gross after allowance (Million Baht)		[illegible]	15,776	(11.82)	13,502	17,047	17,923

Financial Highlights – Consolidated financial statement (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-Performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statement

The consolidated financial statement comprise the Bank and its subsidiaries, are as follows:

	% Shareholding				
	30 Jun 07	31 Mar 07	31 Dec 06	30 Sep 06	30 Jun 06
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	99.99	99.99
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	99.99	99.99
>> Kasikorn Asset Management Co., Ltd. (KAsset)	100.00	100.00	100.00	99.99	99.99
>> Kasikorn Securities Co., Ltd. (KSecurities)	99.99	99.99	99.99	99.99	99.98
>> Kasikorn Factoring Co., Ltd. (KFactoring)	100.00	100.00	100.00	99.99	99.99
>> Kasikorn Leasing Co., Ltd. (KLeasing)	100.00	100.00	100.00	99.99	99.99
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	99.99	99.99

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Remark: The Stock Exchange of Thailand requires banks to submit financial reports as follows

- The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter.
- The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

Summary Statement of Assets and Liabilities 1/

As at 30 June 2007

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	19,000,985,494.80	Deposits	764,029,159,854.82
Interbank and money market items	105,992,468,860.29	Interbank and money market items	10,150,183,261.97
Securities purchased under resale agreements	6,000,000,000.00	Liabilities payable on demand	8,845,378,701.16
Investments in securities, net	100,120,442,892.00	Securities sold under repurchase agreements	
(with obligations 6,933,213,517.87 Baht)		Borrowings	52,864,174,749.82
Credit advances (net of allowance for doubtful accounts)	670,688,791,416.93	Bank's liabilities under acceptances	1,580,817,088.99
Accrued interest receivables	1,594,989,079.48	Other liabilities	24,090,389,476.54
Properties foreclosed	11,141,369,914.82	Total liabilities	868,112,582,577.91
Customers' liabilities under acceptances	1,538,317,032.99		
Premises and equipment, net	22,753,264,059.03	**Shareholders'equity**	
Other assets	28,641,977,635.51	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,876,124,610.00
		Reserves and net profit after appropriation	51,804,484,582.90
		Other reserves and profit and loss account	19,268,409,457.24
		Total shareholders' equity	94,944,018,649.54
Total Assets	968,056,601,220.85	Total Liabilities and Shareholders' Equity	969,050,001,220.85
Customers' liabilities under unmatured bills	5,995,652,355.51	Bank's liabilities under unmatured bills	5,995,652,355.51
Total	969,052,259,582.36	Total	969,052,258,582.36

	Baht
Non-Performing Loans 2/(net) as at 30 June 2007 (Quarterly)	20,616,406,346.17
(3.05% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 June 2007 (Quarterly)	23,849,732,874.15
Actual allowace for doubtful accounts	29,011,827,551.91
Loans to related parties	22,512,452,915.20
Loans to related asset management companies	5,080,000,000.00
Loans to related parties due to debt restructuring	1,059,867,483.93
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	104,752,727,273.68
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	796,929,530.45
Letters of credit	20,443,120,658.84

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 June 2007 (Quarterly) 39,862,187,335.13

(5.69% of total loans before allowance for doubtful accounts)

END